Exhibit 12.2

United Air Lines, Inc. and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

and Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirements

	Successor				Predecessor
				Period from February 1 to December 31,	Period from January 1 to January 31,
(In millions, except ratios)	2009	2008	2007	2006	2006	2005
Earnings (losses):
Earnings (loss) before income taxes & adjustments for minority interest and equity earnings (losses) in affiliates	$(647)	$(5,380)	$653	$44	$22,620	$(21,038)

Add (deduct):
Fixed charges, from below	911	869	938	1,071	64	786
Distributed earnings of affiliates	2	2	3	4	—	3
Amortization of capitalized interest	3	1	1	—	1	14
Minority interest	(1)	(2)	(2)	(4)	—	—
Interest capitalized	(10)	(20)	(19)	(15)	—	3

Earnings (loss) as adjusted	$258	$(4,530)	$1,574	$1,100	$22,685	$(20,232)

Fixed charges:
Interest expensed and capitalized and amortization of debt discounts and issuance costs (a)	$577	$571	$703	$747	$42	$495
Portion of rental expense representative of the interest factor	334	298	235	324	22	291

Fixed charges, as above	911	869	938	1,071	64	786

Preferred stock dividend requirements (pre-tax) (b)	—	3	18	29	—	—

Fixed charges including preferred stock dividends	$911	$872	$956	$1,100	$64	$786

Ratio of earnings to fixed charges	(c )	(d )	1.68	1.03	354.45	(d )

Ratio of earnings to fixed charges and preferred dividend requirements	N/A	(d )	1.65	1.00	N/A	N/A

(a)	Amortization of debt discounts includes amortization of fresh-start valuation discounts.
(b)	Successor Company dividends were adjusted using the effective tax rate for each applicable year, except 2006. In 2006, preferred dividends were grossed-up based on the Company’s effective tax rate only to the extent of the Company’s income tax provision for the period.
(c)	Earnings were inadequate to cover fixed charges by $653 million and by $21.0 billion in 2005, respectively.
(d)	Earnings were inadequate to cover both fixed charges and fixed charges and preferred dividend requirements by $5.4 billion in 2008.
N/A	Not applicable.